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                                                                    EXHIBIT 21.1



                        Aquis communications group, inc.

                           Subsidiaries of registrant



1.  Aquis Wireless Communications, Inc., a Delaware corporation

2.  Aquis IP Communications, Inc., a Delaware corporation

3.  Aquis Wireline Communications, Inc., a Delaware corporation

4. Sunstar Communications, Inc., an Arizona corporation owned 100% by Aquis IP Communications, Inc.